                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-92959

PROSPECTUS SUPPLEMENT
SEPTEMBER 7, 2001
(TO PROSPECTUS DATED JANUARY 12, 2000)

(CAMDEN PROPERTY TRUST LOGO)

                                  $100,000,000

                             CAMDEN PROPERTY TRUST

                              6.75% NOTES DUE 2010
                             ---------------------

     The Notes will mature on September 15, 2010. Interest will accrue from September 12, 2001. We may redeem the Notes in whole or in part at any time at the redemption price described on page S-10. The Notes will be issued in minimum denominations of $1,000 and increased in multiples of $1,000.

     Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on March 15, 2002.
                             ---------------------

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                                              Per Note      Total
                                                              --------   -----------
Public offering price(1)....................................   99.866%   $99,866,000
Underwriting discount.......................................     .650%   $   650,000
Proceeds to Camden Property Trust (before expenses).........   99.216%   $99,216,000

---------------

(1) Plus accrued interest, if settlement occurs after September 12, 2001.

     The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

     The Notes are expected to be ready for delivery in book-entry only form through The Depository Trust Company on or about September 12, 2001.
                             ---------------------

                           SOLE BOOK-RUNNING MANAGER
                         BANC OF AMERICA SECURITIES LLC
COMMERZBANK SECURITIES
        DEUTSCHE BANC ALEX. BROWN
               FIRST UNION SECURITIES, INC.
                       JPMORGAN
                               LEGG MASON WOOD WALKER
                                      INCORPORATED
                                     MCDONALD INVESTMENTS INC.
                                            PNC CAPITAL MARKETS, INC.
                                                 WELLS FARGO BROKERAGE SERVICES,
                                                 LLC

         We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made under this prospectus supplement and the accompanying prospectus shall, under any circumstances create any implication that there has been any change in our affairs since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

Summary.......................................................................................................  S-3
Use of Proceeds...............................................................................................  S-5
Ratio of Earnings to Fixed Charges............................................................................  S-5
Capitalization................................................................................................  S-6
Selected Financial Data.......................................................................................  S-7
Description of the Notes......................................................................................  S-9
Underwriting.................................................................................................. S-16
Legal Matters................................................................................................. S-17
Experts....................................................................................................... S-17

                                   PROSPECTUS

Risk Factors..................................................................................................    1
Where You Can Find More Information...........................................................................    4
The Company...................................................................................................    5
Cautionary Statement Concerning Forward-Looking Statements....................................................    5
Use of Proceeds...............................................................................................    6
Description of Capital Shares.................................................................................    6
Description of Warrants.......................................................................................    7
Description of Debt Securities................................................................................    8
Plan of Distribution..........................................................................................   12
Ratio of Earnings to Fixed Charges............................................................................   13
Federal Income Tax Considerations and Consequences of Your Investment.........................................   14
Legal Matters.................................................................................................   26
Experts.......................................................................................................   26

                                     SUMMARY


         This summary is not complete and may not contain all of the information that may be important to you in deciding whether to invest in the Notes. To understand this offering fully, you should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

                                  OUR BUSINESS

         We are a real estate investment trust, or "REIT," that is engaged in the ownership, development, construction and management of multifamily apartment communities. As of June 30, 2001, we owned interests in, operated or were developing 147 multifamily properties containing 52,590 apartment homes located in the sunbelt and midwestern markets from Florida to California. Two of our multifamily properties containing 918 apartment homes were in lease-up at June 30, 2001. We have several additional sites that we intend to develop into multifamily apartment communities.

         Properties. The following table summarizes our multifamily property portfolio as of June 30, 2001, excluding land held for future development:

                                               APARTMENT HOMES   PROPERTIES
                                               ---------------   ----------

OPERATING PROPERTIES
WEST
   Las Vegas, Nevada(a)                            10,653              37
   Denver, Colorado(a)                              2,529               8
   Phoenix, Arizona                                 2,109               7
   Southern California                              1,272               3
   Tucson, Arizona                                    821               2
   Reno, Nevada                                       450               1
CENTRAL
   Dallas, Texas(a)                                 9,067              24
   Houston, Texas                                   7,190              16
   St. Louis, Missouri                              2,123               6
   Austin, Texas                                    1,745               6
   Corpus Christi, Texas                            1,663               4
   Kansas City, Missouri                              596               1
EAST
   Tampa, Florida                                   5,023              11
   Orlando, Florida                                 2,804               6
   Charlotte, North Carolina                        1,659               6
   Louisville, Kentucky                             1,448               5
   Greensboro, North Carolina                         520               2
                                                   ------          ------
               TOTAL OPERATING PROPERTIES          51,672             145
                                                   ------          ------
PROPERTIES UNDER DEVELOPMENT
WEST
   Southern California                                918               2
                                                   ------          ------
               TOTAL PROPERTIES                    52,590             147
                                                   ------          ------
  Less:  Joint Venture Properties(a)                5,947              21
                                                   ------          ------
TOTAL PROPERTIES OWNED 100%                        46,643             126
                                                   ======          ======

----------

(a) Includes properties held in joint ventures as follows: one property with 708 apartment homes in Dallas in which we own a 44% interest and unaffiliated private investors own the remaining interest; one property with 320 apartment homes in Colorado in which we own a 50% interest and an unaffiliated private investor owns the remaining interest; and 19 properties with 4,919 apartment homes in Nevada in which we own a 20% interest and an unaffiliated private pension fund owns the remaining interest.

                                  THE OFFERING

         For a more complete description of the Notes specified in the following summary, please see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Securities offered........ $100,000,000 principal amount of 6.75% notes due 2010 (the
                           "Notes")

Maturity.................. September 15, 2010

Interest payment dates.... Semi-annually on March 15 and September 15, commencing on
                           March 15, 2002.

Ranking................... The Notes:

                                    o        will be our direct, senior, unsecured
                                             obligations; o will rank equally with
                                             each other and with all of our other
                                             unsecured and unsubordinated indebtedness
                                             from time to time outstanding; and

                                    o        will be effectively subordinated to our
                                             mortgages and our other secured
                                             indebtedness and to indebtedness and
                                             other liabilities of our subsidiaries.

Use of proceeds........... We intend to use the net proceeds of approximately
                           $99,116,000, after the underwriting discount and other
                           expenses, from the Notes to repay an equal amount of the
                           outstanding balance on our unsecured line of credit. See
                           "Use of Proceeds."

Optional redemption....... We may redeem some or all of the Notes at the redemption price set forth on page S-10 in the section entitled "Description of the Notes--Optional Redemption."

Covenants................. We will issue the Notes under an indenture with U.S. Trust
                           Company of Texas, N.A. The indenture, among other things,
                           restricts our ability to:

                                    o        borrow money;

                                    o        use assets as security in other
                                             transactions; and

                                    o        sell certain assets or merge into other
                                             companies.

                                 USE OF PROCEEDS

         We estimate that we will receive net proceeds of approximately $99,116,000 from the sale of the Notes offered by this prospectus supplement, after deducting the underwriting discount and other expenses. We intend to use the net proceeds to repay an equal amount of the outstanding balance under our unsecured line of credit. Our line of credit matures in August 2003. The scheduled interest rate on the line of credit is currently based on a spread over LIBOR or prime. The scheduled interest rate may change if our credit ratings change. Advances under our line of credit may be priced at the scheduled rates or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of nine months or less and may not exceed the lesser of $200 million or the remaining amount available under the line of credit. Affiliates of some of the underwriters of this offering are lenders under the line of credit and, upon application of the proceeds from this offering of the Notes, each will receive its proportionate share of the amount of the line of credit to be repaid.

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our ratio of earnings to fixed charges for the years ended December 31, 1999 and December 31, 2000 was 1.58x and 1.63x, respectively. Our ratio of earnings to fixed charges for the six months ended June 30, 2001 was 1.71x. Our ratio of earnings to combined fixed charges and preferred share dividends for the years ended December 31, 1999 and December 31, 2000 was 1.52x and 1.58x, respectively. Our ratio of earnings to combined fixed charges and preferred share dividends for the six months ended June 30, 2001 was 1.68x.

         Please see the section entitled "Ratio of Earnings to Fixed Charges" in the accompanying prospectus for a description of how we calculate our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred share dividends and for these ratios for certain prior periods.

                                 CAPITALIZATION

         The following sets forth our debt and capitalization at June 30, 2001 and as adjusted to reflect this offering and the application of the net proceeds of this offering as described under "Use of Proceeds" above. You should read the information included in the table in conjunction with our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which is incorporated by reference in this prospectus supplement.

                                                                         JUNE 30, 2001
                                                 -------------------------------------------------------------
                                                     ACTUAL               ADJUSTMENTS            AS ADJUSTED
                                                 ---------------        ---------------        ---------------
                                                                         (in thousands)
 Notes Payable:
     Unsecured ..............................    $       871,079        $            --(1)     $       871,079
     Secured ................................            324,386                                       324,386
                                                 ---------------                               ---------------
         Total notes payable ................          1,195,465                                     1,195,465

Minority Interests ..........................            207,664                                       207,664

Shareholders' Equity:
     Common shares of beneficial interest....                475                                           475
     Additional paid-in capital .............          1,294,534                                     1,294,534
     Distributions in excess of net income...           (169,787)                                     (169,787)
     Unearned restricted share awards .......            (10,434)                                      (10,434)
     Less: treasury shares, at cost .........           (176,427)                                     (176,427)
                                                 ---------------                               ---------------
         Total shareholders' equity .........            938,361                                       938,361
                                                 ---------------                               ---------------
                  Total capitalization ......    $     2,446,581                               $     2,446,581
                                                 ===============                               ===============

----------

(1) Includes the repayment of approximately $99.1 million of the outstanding balance under our unsecured line of credit and the receipt of the net proceeds of approximately $99.1 million from the Notes. As of the date of this prospectus supplement, the outstanding balance under our unsecured line of credit were approximately $197 million.

                             SELECTED FINANCIAL DATA

         The following table sets forth our selected financial data. The following data for the five years ended December 31, 2000 have been derived from financial statements audited by Deloitte & Touche LLP, independent auditors, and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying prospectus. The unaudited data for the six months ended June 30, 2001 and 2000 does not purport to be indicative of future results. In our opinion, the financial data for the six months ended June 30, 2001 and 2000 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods presented.

                                                SIX MONTHS ENDED
                                                     JUNE 30,                         YEAR ENDED DECEMBER 31,
                                               ---------------------   ---------------------------------------------------------
                                                 2001        2000        2000        1999        1998*       1997**      1996
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                    (unaudited)                (in thousands, except per share amounts)
OPERATING DATA
Revenues
   Rental income                               $ 185,326   $ 181,178   $ 364,111   $ 341,168   $ 300,632   $ 187,928   $ 105,785
   Other property income                          14,323      12,976      27,030      22,148      18,093       9,446       4,453
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total property income                            199,649     194,154     391,141     363,316     318,725     197,374     110,238
   Equity in income of joint ventures              2,924         480         765         683       1,312       1,141
   Fee and asset management                        3,263       2,926       5,810       5,373       1,552         743         949
   Other income                                    4,078       2,481       5,823       1,924       2,250         531         419
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total revenues                             209,914     200,041     403,539     371,296     323,839     199,789     111,606
Expenses
   Property operating and maintenance             56,364      55,980     112,727     107,972      97,137      70,679      40,604
   Real estate taxes                              20,514      20,034      39,054      36,410      31,469      21,028      13,192
   General and administrative                      6,392       6,765      14,349      10,606       7,998       4,389       2,631
   Impairment provision for technology
     investments                                   1,090
   Interest                                       34,917      34,189      69,036      57,856      50,467      28,537      17,336
   Depreciation and amortization                  49,344      49,843      96,966      89,516      78,113      44,836      23,894
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total expenses                             168,621     166,811     332,132     302,360     265,184     169,469      97,657
Income before gain on sales of properties,
   loss related to early retirement of debt
   and minority interests                         41,293      33,230      71,407      68,936      58,655      30,320      13,949
Gain on sales of properties                        2,372       1,933      18,323       2,979                  10,170         115
Loss related to early retirement of debt                                                                        (397)     (5,351)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before minority interests                  43,665      35,163      89,730      71,915      58,655      40,093       8,713
Income allocated to minority interests
   Distributions on units convertible into
     perpetual preferred shares                   (6,436)     (6,408)    (12,845)     (8,278)
   Income allocated to units convertible into
     common shares                                (1,549)       (799)     (2,461)     (2,014)     (1,322)     (1,655)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total income allocated to minority
          interests                               (7,985)     (7,207)    (15,306)    (10,292)     (1,322)     (1,655)

Net income                                        35,680      27,956      74,424      61,623      57,333      38,438       8,713

Preferred share dividends                         (2,545)     (4,686)     (9,371)     (9,371)     (9,371)                     (4)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income to common shareholders              $  33,135   $  23,270   $  65,053   $  52,252   $  47,962   $  38,438   $   8,709
                                               =========   =========   =========   =========   =========   =========   =========

Basic earnings per share                       $    0.85   $    0.61   $    1.71   $    1.27   $    1.16   $    1.46   $    0.59
Diluted earnings per share                     $    0.82   $    0.58   $    1.63   $    1.23   $    1.12   $    1.41   $    0.58
Distributions per common share                 $    1.22   $   1.125   $    2.25   $    2.08   $    2.02   $    1.96   $    1.90
Weighted average number of common shares
   outstanding                                    38,891      38,210      38,112      41,236      41,174      26,257      14,849
Weighted average number of common and common
   dilutive equivalent shares outstanding         42,512      41,361      41,388      44,291      44,183      28,356      14,979

                                SIX MONTHS ENDED
                                     JUNE 30,                                     YEAR ENDED DECEMBER 31,
                            --------------------------    -----------------------------------------------------------------------
                               2001           2000           2000            1999          1998*         1997**          1996
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                   (unaudited)                           (in thousands, except per share amounts)

BALANCE SHEET DATA
    (AT END OF PERIOD)
Real estate assets          $ 2,698,317    $ 2,730,753    $ 2,646,341    $ 2,678,034    $ 2,487,942    $ 1,397,138    $   646,545
Accumulated depreciation       (374,696)      (301,384)      (326,723)      (253,545)      (167,560)       (94,665)       (56,369)
Total assets                  2,446,581      2,507,497      2,430,881      2,487,932      2,347,982      1,323,620        603,510
Notes payable                 1,195,465      1,214,781      1,138,117      1,165,090      1,002,568        480,754        244,182
Minority interests              207,664        211,786        210,377        196,852         71,783         63,325
Convertible subordinated
    debentures                                   2,547          1,950          3,406          3,576          6,025         27,702
Shareholders' equity        $   938,361    $   973,719    $   974,183    $ 1,016,675    $ 1,170,388    $   710,564    $   295,428
Common shares outstanding        40,691         38,226         38,129         39,093         43,825         31,694         16,521

OTHER DATA
Cash Flows provided by
    (used in):
   Operating activities     $    88,230    $    72,554    $   163,821    $   164,021    $   138,419    $    65,974    $    41,267
   Investing activities         (61,751)       (60,563)       (13,136)      (220,571)       (55,013)       (73,709)       (41,697)
   Financing activities         (28,839)       (14,496)      (151,266)        56,420        (84,227)        11,837          2,560

Funds from operations***    $    82,105    $    76,850    $   156,274    $   152,369    $   137,996    $    75,753    $    39,999

----------

*        Effective April 1, 1998, we acquired Oasis Residential, Inc.

**       Effective April 1, 1997, we acquired Paragon Group, Inc.

*** Management considers funds from operations ("FFO") to be an appropriate measure of the performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of FFO also assumes conversion at the beginning of the period of all dilutive convertible securities, including minority interests, which are convertible into common equity. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in our reports. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REITs may not be comparable to our calculation.

                            DESCRIPTION OF THE NOTES

         This description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Notes set forth in the accompanying prospectus.

         The Notes are to be issued under an Indenture and a Supplemental Indenture (collectively, the "Indenture"), which we have entered into with U.S. Trust Company of Texas, N.A. and which has been filed with the SEC and incorporated by reference herein, and is available for inspection at the corporate trust office of U.S. Trust Company of Texas, N.A. at 2001 Ross Avenue, Suite 2700, Dallas, Texas 75201. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended.

         The following summarizes selected provisions of the Indenture and the Notes (the forms of which have been filed, pursuant to a Current Report on Form 8-K, as exhibits to the registration statement of which the prospectus forms a part). It does not restate the Indenture or the terms of the Notes in their entirety. We urge you to read the Indenture and the form of Notes because they, and not this description, define your rights as holders of the Notes.

GENERAL

         The Notes will be initially limited to an aggregate principal amount of $100,000,000 and will mature on September 15, 2010, unless previously redeemed. The Notes will be senior unsecured obligations and will rank equally with each other and with all other of our outstanding unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be effectively subordinated to our mortgages and other secured indebtedness and to our subsidiaries' indebtedness. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly-held properties.

         As of June 30, 2001, on a pro forma basis after giving effect to the issuance of the Notes offered hereby and the application of the proceeds from the offering, our and our subsidiaries' total outstanding indebtedness would be approximately $1,195,465,000, of which approximately 73% would be unsecured. We may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "Limitations on Incurrence of Indebtedness."

         Except as described under "--Limitations on Incurrence of Indebtedness" and "--Merger, Consolidation and Sale" below and under "Description of Debt Securities--Merger, Consolidation and Sale of Assets" and "--Covenants" in the accompanying prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the Notes protection if we were to engage in transactions such as a highly leveraged or similar transaction, a change of control or a reorganization, restructuring, merger or similar transaction. In addition, subject to the limitations set forth under "--Limitations on Incurrence of Indebtedness" and "--Merger, Consolidation and Sale" below or under "Description of Debt Securities--Merger, Consolidation and Sale of Assets" and "--Covenants" in the accompanying prospectus, we may, in the future, enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service indebtedness, including the Notes. We have no present intention of engaging in a highly leveraged or similar transaction.

         We may from time to time, without the consent of existing Note holders, create and issue further notes having the same terms and conditions as the Notes offered hereby in all respects, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

PRINCIPAL AND INTEREST

         Interest on the Notes will accrue at the rate of 6.75% per year. Interest on the Notes will be payable semi-annually on March 15 and September 15, commencing on March 15, 2002, to the holders of record of the Notes on the immediately preceding March 1 and September 1.

         Interest on the Notes will accrue from September 12, 2001 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or date of maturity falls on a day that is not a business day, the required payment will be made on the next business day.

OPTIONAL REDEMPTION

         We may redeem on any one or more occasions some or all of the Notes before they mature. The redemption price will equal the sum of (1) an amount equal to 100% of the principal amount thereof and (2) a make-whole premium, together with accrued and unpaid interest up to but not including the redemption date. We will calculate the make-whole premium as the amount of:

         o the aggregate present value as of the redemption date of each dollar of principal of the Notes being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date the notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over

         o        the aggregate principal amount of the Notes being redeemed.

         "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available prior to the date of determining the make-whole premium (or if such Statistical Release is no longer published, any such other reasonably comparable index that we designate) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the then remaining maturity of such Notes being redeemed. If no maturity exactly corresponds to such maturity, the Reinvestment Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields for the two published maturities most closely corresponding to such maturity.

         We will give you notice of any optional redemption at your address, as shown in our security register, at least 30 but not more than 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the Notes held by such holder to be redeemed.

         If we redeem less than all of the Notes at any time, we will notify the trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of the Notes to be redeemed and their redemption date. The trustee will select the Notes to be redeemed in such manner as it deems fair and appropriate. We will not redeem Notes in increments of $1,000 or less.

         On and after the redemption date, the Notes or portions of them called for redemption will cease accruing interest unless we fail to give notice as provided in the Indenture or default in the payment of the redemption price.

LIMITATIONS ON INCURRENCE OF INDEBTEDNESS

         Under the Indenture, we may not, and may not permit any of our Subsidiaries (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries' outstanding

Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication):

         1. our and our Subsidiaries' Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, with the trustee) prior to the incurrence of such additional Debt; and

         2. the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

         In addition, we may not, and may not permit any of our Subsidiaries to, incur any Debt secured by any Encumbrance (as defined below) upon any of our or our Subsidiaries' property if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries' outstanding Debt on a consolidated basis which is secured by any Encumbrance on our or any of our Subsidiaries' property is greater than 40% of the sum of (without duplication):

         1. our and our Subsidiaries' Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act, with the trustee) prior to the incurrence of such additional Debt; and

         2. the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

         Also, neither we nor our Subsidiaries may at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) on a consolidated basis.

         Furthermore, we may not, and may not permit any of our Subsidiaries to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumptions that:

         1. such Debt and any other Debt that we or any of our Subsidiaries incur since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had been incurred at the beginning of such period;

         2. the repayment or retirement of any other of our and our Subsidiaries' Debt since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of such Debt during such period);

         3. in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

         4. if we or any of our Subsidiaries acquire or dispose of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

         "Acquired Debt" means Debt of a person:

         1.       existing at the time such person becomes a Subsidiary; or

         2. assumed in connection with the acquisition of assets from such person or entity,

in each case, other than Debt incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Debt will be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

         "Annual Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our Subsidiaries' Debt and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).

         "Capital Stock" means, with respect to any person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

         "Consolidated Income Available for Debt Service" for any period means our and our Subsidiaries' Earnings from Operations (as defined below), plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

         1.       our and our Subsidiaries' interest on Debt;

         2.       our and our Subsidiaries' provision for taxes based on income;

         3.       amortization of debt discount and deferred financing costs;

         4. provisions for gains and losses on properties and property depreciation and amortization;

         5. the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period; and

         6.       amortization of deferred charges.

         "Debt" means, without duplication, any of our and our Subsidiaries' indebtedness, whether or not contingent, in respect of:

         1. borrowed money or evidenced by bonds, notes, debentures or similar instruments;

         2. indebtedness for borrowed money secured by any Encumbrance existing on our or any of our Subsidiaries' property;

         3. the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other of our or any of our Subsidiaries' indebtedness otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;

         4. the principal amount of all of our and our Subsidiaries' obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock; or

         5. any lease of property in which we or any of our Subsidiaries is a lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any of our or our Subsidiaries' obligations to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of a person other than our company or any of our Subsidiaries (it being understood that we will be deemed to incur Debt whenever we or any of our Subsidiaries creates, assumes, guarantees or otherwise becomes liable in respect thereof).

         "Disqualified Stock" means, with respect to any person, any Capital Stock of such person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise:

         1. matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock);

         2. is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or

         3. is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock),

in each case on or prior to the stated maturity of the Notes.

         "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, as reflected in our consolidated financial statements for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

         "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

         "Subsidiary" means any corporation or other entity of which we directly, or indirectly through one or more of our Subsidiaries, own a majority of the voting power of the voting equity securities or the outstanding equity interests. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

         "Total Assets" as of any date means the sum of:

         1.       the Undepreciated Real Estate Assets; and

         2. all of our and our Subsidiaries' other assets determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

         "Total Unencumbered Assets" means the sum of

         1. those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money; and

         2. all of our and our Subsidiaries' other assets not subject to an Encumbrance for borrowed money determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

         "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of our and our Subsidiaries' real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

         "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of our or our Subsidiaries' properties.

         See "Description of Debt Securities--Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.

MERGER, CONSOLIDATION AND SALE

         Under the Indenture, we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

         1. either we are the continuing entity, or the successor entity expressly assumes the Notes and all of our obligations relating to the Notes;

         2. immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation as a result thereof as having been incurred by us at the time of such transaction, no event of default under the Indenture, and no event that after notice or the lapse of time, or both, would become such an event of default, has occurred and is continuing; and

         3. an officers' certificate and legal opinion covering such conditions is delivered to the trustee.

EVENTS OF DEFAULT, NOTICE AND WAIVER

         The Indenture provides that the following events are "Events of Default" with respect to the Notes:

         1. default for 30 days in the payment of any installment of interest and other amounts payable (other than principal) on any Note when due and payable;

         2. default in the payment of the principal of any Note when due and payable;

         3. default in the performance, or breach, of any of our covenants contained in the Indenture that continues for 60 days after written notice as provided in the Indenture;

         4. default under any bond, debenture, note, mortgage, indenture or instrument with an aggregate principal amount outstanding of at least $10,000,000, which default has resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to us as provided in the Indenture;

         5. the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; or

         6. certain events of bankruptcy, insolvency or reorganization or appointment of a receiver, liquidator or trustee.

         See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying prospectus for a description of rights, remedies and other matters relating to Events of Default.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

         The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying prospectus, will apply to the Notes.

BOOK ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

         The Notes will be represented by one global security that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that we will not issue certificates to you for the Notes. One global security will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

         DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts. This eliminates the need to exchange certificates. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations.

         DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

         The underwriters will make settlement for the Notes in immediately available funds. We will make all payments of principal and interest in respect of the Notes in immediately available funds.

         The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, dated September 7, 2001, we have agreed to sell to each of the underwriters named below severally, and each of the underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                               PRINCIPAL
                                                                               AMOUNT OF
UNDERWRITERS                                                                     NOTES
------------                                                                  ------------

Banc of America Securities LLC ............................................   $ 84,000,000
Commerzbank Capital Markets Corp. .........................................      2,000,000
Deutsche Banc Alex. Brown Inc. ............................................      2,000,000
First Union Securities, Inc. ..............................................      2,000,000
J.P. Morgan Securities Inc. ...............................................      2,000,000
Legg Mason Wood Walker Incorporated .......................................      2,000,000
McDonald Investments Inc. .................................................      2,000,000
PNC Capital Markets, Inc. .................................................      2,000,000
Wells Fargo Brokerage Services, LLC .......................................      2,000,000
                                                                              ------------
         Total ............................................................   $100,000,000
                                                                              ============


         Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

         The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the Notes.

         The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering price and other selling terms.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of such liabilities.

         In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of these activities at any time.

         Expenses associated with this offering, to be paid by us, are estimated to be $100,000.

         In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

         Affiliates of certain of the underwriters of the offering are lenders under our line of credit. These affiliates will receive a proportionate share of the amount of the line of credit to be repaid with the proceeds of this offering. Because more than 10% of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

                                  LEGAL MATTERS

         Certain legal matters will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas, as our securities and tax counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements, related financial statement schedule incorporated in this prospectus supplement by reference from the Camden Property Trust Annual Report on Form 10-K for the year ended December 31, 2000 and the consolidated financial statements from which the Selected Financial Data included in this prospectus supplement have been derived have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                              CAMDEN PROPERTY TRUST



By this prospectus, we may offer up to $750,000,000 of our:



DEBT SECURITIES
PREFERRED SHARES
COMMON SHARES
WARRANTS



These securities have not been approved or disapproved by the SEC or any state securities commission.


None of those authorities has determined that this prospectus is accurate or complete.

Any representation to the contrary is a criminal offense.


We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.


YOU SHOULD CAREFULLY CONSIDER THE RISKS SET FORTH UNDER "RISK FACTORS" STARTING ON PAGE 1 OF THIS PROSPECTUS.


We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. "Plan of Distribution" below also provides more information on this topic.










                 The date of this prospectus is January 12, 2000

                                TABLE OF CONTENTS

                                                                            PAGE
RISK FACTORS ................................................................1

WHERE YOU CAN FIND MORE INFORMATION .........................................4

THE COMPANY .................................................................5

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS ..................5

USE OF PROCEEDS .............................................................6

DESCRIPTION OF CAPITAL SHARES ...............................................6

DESCRIPTION OF WARRANTS .....................................................7

DESCRIPTION OF DEBT SECURITIES ..............................................8

PLAN OF DISTRIBUTION .......................................................12

RATIO OF EARNINGS TO FIXED CHARGES .........................................13

FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT ......14

LEGAL MATTERS ..............................................................26

EXPERTS ....................................................................26

                                  RISK FACTORS

         The following sets forth the most significant factors that make an investment in our securities speculative or risky. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this prospectus or any prospectus supplement before making a decision to invest in our securities.

RISING INTEREST RATES WOULD INCREASE OUR COSTS AND COULD AFFECT THE MARKET PRICE OF OUR SECURITIES

We have incurred and expect to continue to incur debt in the future. Some of this debt has variable or floating interest rates. Accordingly, if interest rates increase, our interest costs will also increase. In addition, an increase in market interest rates may lead purchasers of our securities to demand a higher annual yield, which could adversely affect the market price of our outstanding equity or debt securities.

FAILURE TO GENERATE SUFFICIENT CASH FLOWS COULD LIMIT OUR ABILITY TO MAKE REQUIRED PAYMENTS FOR DEBT SERVICE AND PAY DISTRIBUTIONS TO SHAREHOLDERS

The following factors, among others, may adversely affect the cash flows generated by our properties:

o        the national and local economic climates;

o local real estate market conditions, such as an oversupply of apartment homes;

o the perceptions by prospective residents of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located;

o        the need to periodically repair, renovate and relet space;  and

o our ability to pay for adequate maintenance and insurance and increased operating costs, including real estate taxes.

Some significant expenditures associated with each property, such as mortgage payments, if any, real estate taxes and maintenance costs, are generally not reduced when cash flows from operations from the property decreases.


UNFAVORABLE CHANGES IN MARKET AND ECONOMIC CONDITIONS COULD HURT OCCUPANCY OR RENTAL RATES

The market and economic conditions in the southeastern, southwestern, midwestern and western regions of the United States may significantly affect apartment home occupancy or rental rates. Occupancy and rental rates in those markets, in turn, may significantly affect our profitability and our ability to satisfy our financial obligations and make distributions to shareholders. The risks that may affect conditions in these markets include the following:

o the economic climate, which may be adversely impacted by plant closings, industry slowdowns and other factors;

o local conditions, such as oversupply of apartments or a reduction in demand for apartments in an area;

o a future economic downturn that simultaneously affects more than one of our geographical markets;

o the inability or unwillingness of residents to pay their current rent or rent increases;

o the potential effect of rent control or rent stabilization laws, or other laws regulating housing, that could prevent us from raising rents; and

o competition from other available apartments and changes in market rental rates.

DIFFICULTIES OF SELLING REAL ESTATE COULD LIMIT OUR FLEXIBILITY

Real estate investments can be hard to sell, especially if market conditions are poor. This may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits our ability to sell properties that we have held for fewer than four years, which may affect our ability to sell properties without adversely affecting our return.

FAILURE TO IMPLEMENT OUR PROPERTY DEVELOPMENT STRATEGY COULD IMPACT OUR PROFITABILITY

We intend to continue to develop and construct multifamily apartment communities. Our development and construction activities may be exposed to a number of risks that may increase our construction costs. This could adversely impact our profitability and our ability to satisfy our financial obligations and make distributions to shareholders. These risks include the following:

o we may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required permits and authorizations, which could result in increased costs;

o we may incur construction costs for a property that exceed our original estimates due to increased materials, labor or other costs, which could make completion of the property uneconomical, and we may not be able to increase rents to compensate for the increase in construction costs;

o occupancy rates and rents at a newly completed community may fluctuate depending on a number of factors, including market and economic conditions, and may result in the community not being profitable;

o we may not be able to obtain financing with favorable terms for the development of a community, which may make us unable to proceed with its development;

o we may not be able to complete construction and lease-up of a community on schedule, which could result in increased costs; and

o construction costs have been increasing in many of our markets, and may continue to increase in the future.

FAILURE TO IMPLEMENT OUR PROPERTY ACQUISITION STRATEGY COULD IMPACT OUR PROFITABILITY

In the normal course of our business, we continually evaluate a number of potential acquisitions and may acquire additional operating properties. Our inability to successfully implement our acquisition strategy could result in our market penetration decreasing, which could adversely affect our profitability and our ability to satisfy our financial obligations and make distributions to shareholders. Our acquisition activities and their success may be exposed to a number of risks, including the following:

o we may not be able to identify properties to acquire or effect the acquisition;

o we may not be able to successfully integrate acquired properties and operations;

o our estimate of the costs of repositioning or redeveloping the acquired property may prove inaccurate; and

o the acquired property may fail to perform as we expected in analyzing our investment.

INSUFFICIENT CASH FLOW COULD AFFECT OUR DEBT FINANCING AND CREATE REFINANCING
RISK

As of September 30, 1999, we had outstanding mortgage indebtedness of approximately $346.0 million and senior unsecured debt of approximately $739.5 million, of which approximately $143.9 million was floating rate debt. This indebtedness could have important consequences. For example:

o if a property is mortgaged to secure payment of indebtedness, and if we are unable to meet our mortgage payments, we could sustain a loss as a result of foreclosure on the mortgage;

o if funds from operations are less than the required principal and interest payments on our existing indebtedness, which in all cases will not have been fully amortized at maturity, we might not be able to refinance the debt or the terms of such refinancing might not be as favorable as the terms of our existing indebtedness;

o our vulnerability to general adverse economic and industry conditions could be increased; and

o our flexibility in planning for, or reacting to, changes in our business and industry could be limited.

ISSUANCES OF ADDITIONAL DEBT OR EQUITY MAY ADVERSELY IMPACT OUR FINANCIAL CONDITION

Our capital requirements depend on numerous factors, including the occupancy rates of our apartment properties, dividend payment rates to our shareholders, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. Accordingly, we could become more leveraged, resulting in increased risk of default on our obligations and in an increase in our debt service requirements, both of which could adversely affect our financial condition and our ability to access debt and equity capital markets in the future.

LOSSES FROM NATURAL CATASTROPHES MAY EXCEED OUR INSURANCE COVERAGE

We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance on our properties, which we believe is of the type and amount customarily obtained on real property assets. We intend to obtain similar coverage for properties we acquire in the future. However, some losses, generally of a catastrophic nature, such as losses from floods or earthquakes, may be subject to limitations. We exercise our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance on our investments at a reasonable cost and on suitable terms. If we suffer a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement value of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

POTENTIAL LIABILITY FOR ENVIRONMENTAL CONTAMINATION COULD RESULT IN SUBSTANTIAL COSTS

Under various federal, state and local laws, ordinances and regulations, we are liable for the costs to investigate and remove or remediate hazardous or toxic substances on or in our properties, often regardless of whether we knew of or were responsible for the presence of these substances. These costs may be substantial. Also, if hazardous or toxic substances are present on a property, or if we fail to properly remediate such substances, our ability to sell or rent the property or to borrow using that property as collateral may be adversely affected.

COMPLIANCE OR FAILURE TO COMPLY WITH LAWS REQUIRING ACCESS TO OUR PROPERTIES BY DISABLED PERSONS COULD RESULT IN SUBSTANTIAL COST

The Americans with Disabilities Act, the Fair Housing Act of 1988 and other federal, state and local laws generally require that public accommodations be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the government or the award of damages to private litigants. These laws may require us to modify our existing properties. These laws may also restrict renovations by requiring improved access to such buildings by disabled persons or may require us to add other structural features that increase our construction costs. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. We cannot ascertain the costs of compliance with these laws, which may be substantial.

FAILURE TO QUALIFY AS A REIT WOULD CAUSE US TO BE TAXED AS A CORPORATION, WHICH WOULD SIGNIFICANTLY LOWER FUNDS AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS

If we fail to qualify as a REIT for federal income tax purposes, we will be taxed as a corporation for both current and past years. We cannot assure you that the Internal Revenue Service will not challenge our qualification as a REIT. We also cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal tax consequences of such qualification.

For any taxable year that we fail to qualify as a REIT, we would be subject to federal income tax on our taxable income at corporate rates, plus any applicable alternative minimum tax. In addition, unless entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions would no longer qualify for the dividends paid deduction nor be required to be made. To the extent that distributions to shareholders would have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate some of our investments to pay the applicable tax.

SHARE OWNERSHIP LIMITS AND OUR ABILITY TO ISSUE ADDITIONAL EQUITY SECURITIES MAY PREVENT TAKEOVERS BENEFICIAL TO SHAREHOLDERS

For us to maintain our qualification as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals. As defined for federal income tax purposes, the term "individuals" includes a number of specified entities. To minimize the possibility that we will fail to qualify as a REIT under this test, our declaration of trust includes restrictions on transfers of our shares and ownership limits. The ownership limits, as well as our ability to issue other classes of equity securities, may delay, defer or prevent a change in control. These provisions may also deter tender offers for our shares, which may be attractive to you, or limit your opportunity to receive a premium for your shares that might otherwise exist if a third party were attempting to effect a change in control transaction.


INCREASED COMPETITION COULD LIMIT OUR ABILITY TO LEASE APARTMENTS OR INCREASE OR MAINTAIN RENTS

Our apartment communities compete with numerous housing alternatives in attracting residents, including other rental apartments and single-family homes that are available for rent or sale. Competitive residential housing in a particular area could adversely affect our ability to lease apartments and increase or maintain rents.

UNEXPECTED YEAR 2000 PROBLEMS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to disruptions in our operations. This is commonly referred to as the "Year 2000" issue. Unexpected problems associated with the Year 2000 could arise during the implementation of our Year 2000 program, which could adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if all of our systems are not Year 2000 compliant or other companies on which we rely are not timely converted.


                       WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is http://www.camdenprop.com.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

o Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Amendment No. 1 thereto;

o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

o Current Reports on Form 8-K filed on March 10, 1999, April 16, 1999 and April 20, 1999; and

o        Current Report on Form 8-K/A filed on March 10, 1999.

You may request a copy of these filings at no cost by writing or telephoning G. Steven Dawson, Senior Vice President-Finance and Chief Financial Officer, at the following address and telephone number:

                              Camden Property Trust
                        Three Greenway Plaza, Suite 1300
                              Houston, Texas 77046
                                 (713) 354-2500

You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                                   THE COMPANY

Camden Property Trust is a Houston-based real estate investment trust that owns, develops, acquires, manages and disposes of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. At September 30, 1999, we owned interests in, operated or were developing 159 multifamily properties containing 55,785 apartment homes located in nine states. Eight of our multifamily properties containing 3,570 apartment homes were under development at September 30, 1999. Two of our newly developed multifamily properties containing 820 apartment homes were in lease up at September 30, 1999. We have several additional sites which we intend to develop into multifamily apartment communities.

Our executive offices are located at Three Greenway Plaza, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 354-2500.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and any supplement that are "forward-looking" in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

Reliance should not be placed on these forward- looking statements because they are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

o the results of our efforts to implement our property development strategy;

o        the effect of economic conditions;

o        failure to qualify as a real estate investment trust;

o        the costs of our capital;

o        actions of our competitors and our ability to respond to those actions;

o        changes in governmental regulations, tax rates and similar matters;

o        environmental uncertainties and natural disasters;

o        unexpected Year 2000 problems; and

o        other risks detailed in our other SEC reports or filings.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

                                 USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, acquisitions in the ordinary course of business, working capital, investment in financing transactions and capital expenditures.

We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.


                          DESCRIPTION OF CAPITAL SHARES

Our declaration of trust provides that we may issue up to 110,000,000 shares of beneficial interest, consisting of 100,000,000 common shares and 10,000,000 preferred shares. At November 10, 1999, we had issued and outstanding 40,213,322 common shares and 4,165,000 series A cumulative convertible preferred shares.

COMMON SHARES

Holders of common shares are entitled to one vote per share. There is no cumulative voting in the election of trust managers. The board may declare dividends on common shares in its discretion if funds are legally available for those purposes. On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any. Common shareholders do not have preemptive rights to subscribe for or purchase any of our capital shares or any other of our securities, except as may be granted by the board.

PREFERRED SHARES

Under our declaration of trust, the board is authorized, without shareholder approval, to issue preferred shares in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without shareholder approval, could authorize the issuance of preferred shares with voting, conversion and other rights that could adversely affect the voting power and other rights of common shareholders or that could make it more difficult for another company to enter into a business combination with us.

SERIES A PREFERRED SHARES

No holder of series A preferred shares has any preemptive right to subscribe for any securities. Unless converted into common shares or redeemed, our series A preferred shares have a perpetual term, with no maturity.

Maturity; Redemption. Our series A preferred shares have no stated maturity, and are not subject to any sinking fund or mandatory redemption. The shares are not redeemable prior to April 30, 2001 after which date we may, at our option, redeem the shares, in whole or in part, either for:

o        $25.00 in cash, plus any accumulated, accrued and unpaid dividends; or

o the number of common shares equal to the per share liquidation preference of the preferred shares to be redeemed without regard to any accumulated, accrued and unpaid cash dividends to the date of redemption divided by $32.4638. This divisor is subject to adjustment if we change our capitalization.

Ranking; Liquidation Preference. Our series A preferred shares rank senior to our common shares with respect to payment of dividends and amounts upon our liquidation, dissolution or winding up. Upon any such event, the holders of series A preferred shares will be entitled to receive a liquidation preference of $25.00 per share plus an amount equal to all accumulated, accrued and unpaid dividends.

Dividends. Holders of series A preferred shares are entitled to receive, when and if declared by our board, cumulative cash dividends payable in an amount per share equal to the greater of:

o        $0.5625 per quarter, which is equivalent to $2.25 per year; or

o        the cash dividend payable on a common share.

Voting Rights. Holders of our series A preferred shares do not have any voting rights, except if the dividends are in arrears for six or more quarterly periods, in which case such holders may vote for the election of a total of two additional trust managers.

Conversion. Holders of series A preferred shares may convert each of their shares at any time up to the redemption date for such shares into 0.7701 of a common share, subject to adjustment.

RESTRICTIONS ON OWNERSHIP

In order for us to qualify as a REIT, under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals or entities during the last half of a taxable year. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.

Because our board believes it is essential for us to continue to qualify as a REIT, our declaration of trust provides that in general no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of our total outstanding capital shares. Any transfer of shares will not be valid if it would:

o create a direct or indirect ownership of shares in excess of 9.8% of our total outstanding capital shares;

o        result in shares being owned by fewer than 100 persons;

o result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code; or

o        result in our disqualification as a REIT.

If any person owns or is deemed to own more than 9.8% of our total outstanding capital shares, the shares that exceed this ownership limit will automatically be deemed to be transferred to us. We will act as trustee of a trust for the exclusive benefit of the transferees to whom these shares may ultimately be transferred without violating the 9.8% ownership limit. While in trust, these shares will not be entitled to participate in dividends or other distributions and, except as required by law, will not be entitled to vote. We will have the right, for a period of 90 days during the time any securities are held by us in trust, to purchase all or any portion of these securities from the original shareholder at the lesser of the price paid for the shares and the market price of the shares on the date we exercise our option to purchase. All certificates representing capital shares will bear a legend referring to the restrictions described above.

These restrictions on ownership may have the effect of precluding acquisition of control unless the board and shareholders determine that maintenance of REIT status is no longer in our best interests.

SHAREHOLDER LIABILITY

Our declaration of trust provides that no shareholder will be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board. A shareholder will be under no obligation to us or to our creditors with respect to such shares, other than the obligation to pay to us the full amount of the consideration for which such shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas Real Estate Investment Trust Act.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for our common and preferred shares.


                             DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred shares or common shares. We may issue warrants independently or together with debt securities, preferred shares or common shares or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders.

This summary of some of the provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see "Where You Can Find More Information" on page 4.

                         DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture between us and U.S. Trust Company of Texas, N.A., as trustee.

The following summary of some of the provisions of the indenture is not complete. You should look at the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture, see "Where You Can Find More Information" on page 4.

GENERAL

The debt securities will be direct, unsecured and unsubordinated obligations and will rank equally with all other of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we can offer under it.

We may issue additional debt securities without your consent. We may issue debt securities in one or more series. We are not required to issue all debt securities of one series at the same time. Also, unless otherwise provided, we may open a series without the consent of the holders of the debt securities of this series, for issuances of additional debt securities of this series.

The supplement will address the following terms of the debt securities:

o        their title;

o        any limits on the principal amounts to be issued;

o        the dates on which the principal is payable;

o the rates, which may be fixed or variable, at which they will bear interest, or the method for determining rates;

o the dates from which the interest will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

o any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

o any sinking fund or similar provisions, whether mandatory or at the holder's option, along with the periods, prices and terms of redemption, purchase or repayment;

o the amount or percentage payable if we accelerate their maturity, if other than the principal amount;

o any changes to the events of default or covenants set forth in the indenture;

o        the terms of subordination, if any;

o        whether the series may be reopened;  and

o        any other terms consistent with the indenture.

We may authorize and determine the terms of a series of debt securities by resolution of our board of trust managers or one of its committees or through a supplemental indenture.

FORM OF DEBT SECURITIES

The debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 and integral multiples of that amount.

Unless the supplement otherwise provides, we will issue debt securities as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities in a series. Debt securities in global form will be deposited with or on behalf of a depositary. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company ("DTC").

We may determine not to use global securities for any series. In that event, we will issue debt securities in certificated form.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in certificated form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.

OWNERSHIP OF GLOBAL SECURITIES

So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. Both we and the trustee are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under the indenture.

Unless otherwise specified in this prospectus or the supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the supplement. As a result, each actual purchaser must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a participant in the depositary, the actual purchaser must rely on the procedures of the participant through which it owns its interest in the global security.

THE DEPOSITORY TRUST COMPANY

The following is based on information furnished by DTC and applies to the extent that it is the depositary, unless otherwise provided in the supplement.

Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC's partnership nominee. The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser's ownership interest in the debt securities.

DTC's Organization. DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its direct participants and the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations who directly participate in DTC. Other entities may access DTC's system by clearing transactions through or maintaining a custodial relationship with direct participants. The rules applicable to DTC and its participants are on file with the SEC.

DTC's Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant's accounts. Doing so eliminates the need for physical movement of securities certificates.

Participants' Records. Except as otherwise provided in this prospectus or a supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on the depositary's records. The purchaser's interest is in turn to be recorded on the participants' records. Actual purchasers will not receive written confirmations from the depositary of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.

Transfers of interest in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended.

The depositary has no knowledge of the actual purchasers of global securities. The depositary's records only reflect the identity of the direct participants, who are responsible for keeping account of their holdings on behalf of their customers.

Notices Among the Depositary, Participants and Actual Owners. Notices and other communications by the depositary, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.

Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.'s voting rights to the direct participants to whose accounts the securities are credited at that time.

Payments. Principal and interest payments made by us will be delivered to the depositary. DTC's practice is to credit direct participants' accounts on the applicable payment date unless it has reason to believe that it will not receive payment on that date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in "street name." Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.

We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.

TRANSFER OR EXCHANGE OF DEBT SECURITIES

You may transfer or exchange debt securities other than global securities without service charge at the corporate trust office of the trustee. You may also surrender debt securities other than global securities for conversion or registration of transfer without service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from that action.

TRANSFER AGENT

If we designate a transfer agent in addition to the trustee in a supplement, we may at any time rescind this designation or approve a change in the location through which the transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.

COVENANTS

The following is a summary of some of the covenants we have made in the indenture.

Existence. Except in connection with permitted mergers, consolidations or sales of assets, we agreed to do or cause to be done all things necessary to preserve and keep our corporate existence, rights and franchises in full force and effect. We are not, however, required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of our business and that the loss is not disadvantageous in any material respect to the holders of debt securities.

Maintenance of Properties. We agreed to maintain and keep in good condition all of our properties. This does not, however, preclude us from disposing of our properties in the ordinary course of business.

Insurance. We agreed to keep all of our insurable properties insured against loss or damage in accordance with industry practices and with insurers of recognized responsibility and of suitable financial stability.

Payment of Taxes and Other Claims. We agreed to pay or discharge before they become delinquent all taxes and other governmental charges and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property.

Provision of Financial Information. We agreed to timely file with the SEC all required reports and documents.

EVENTS OF DEFAULT, NOTICE AND WAIVER

Events of default under the indenture for any series of debt securities are:

o failure for 30 days to pay interest on any debt securities of that series;

o failure to pay principal or premium, if any, of any debt securities of that series;

o default or breach in the performance of any of our covenants contained in the indenture, other than a covenant added to the indenture solely for the benefit of a series of debt securities other than that series, which continues for 60 days after written notice as provided in the indenture;

o default under any other of our debt instruments with an aggregate principal amount outstanding of at least $10,000,000;

o entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount, excluding amounts covered by insurance, over $10,000,000 and these judgments, orders or decrees remain undischarged for a period of 30 consecutive days; or

o specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee.

If an event of default occurs and continues, the trustee and the holders of not less than 25% of the series may declare the principal amount of all of the debt securities of that series to be immediately due and payable.

The rights of holders of a series to commence an action for any remedy is subject to a number of conditions, including the requirement that the holders of 25% of that series request that the trustee take action and offer a reasonable indemnity to the trustee against its liabilities incurred in doing so. This provision will not, however, prevent any holder from instituting suit for the enforcement of payment.

Subject to provisions in the indenture relating to the trustee's duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder unless the holder has offered to the trustee reasonable security or indemnity. However, the trustee may refuse to follow any direction that is in conflict with any law or the indenture, that may involve the trustee in personal liability or that may be unduly prejudicial to holders.

MODIFICATION OF THE INDENTURE

We must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by a change to the indenture. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with some of the covenants in the indenture. We must obtain the consent of each holder affected by a change to extend the maturity; reduce the principal, redemption premium or interest rate; change the place of payment, or the coin or currency, for payment; limit the right to sue for payment; reduce the level of consents needed to approve a change to the indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or covenants, except to increase the required level of consents needed to approve a change to the indenture.

DEFEASANCE

We may defease the debt securities of a series, which means that we would satisfy our duties under that series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. Some other conditions must be met before we may do so. We must also deliver an opinion of counsel to the effect that the holders of that series will have no federal income tax consequences as a result of that deposit.

CONVERSION

Debt securities may be convertible into or exchangeable for common shares, preferred shares or debt securities of another series. The supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of a conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our capital shares.

SUBORDINATION

The terms and conditions of any subordination of subordinated debt securities to other of our indebtedness will be described in the supplement. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit payments to holders of senior indebtedness.

Because of the subordination, if we become insolvent, holders of subordinated debt securities may recover less, ratably, than other of our creditors, including holders of senior indebtedness.

LIMITATIONS ON INCURRENCE OF DEBT

The indenture imposes the following limitations on our ability to incur debt.

We will not incur some types of debt if as a result the aggregate principal amount of all our outstanding debt would exceed 60% of the sum of our total assets as of the end of the last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds we receive, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.

We will not incur debt secured by any mortgage, lien, charge, pledge or security interest of any kind ("Lien") on any of our properties if as a result the aggregate principal amount of all of our outstanding debt that is secured by any Lien on our property would exceed 40% of the sum of our total assets as of the end of our last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.

We will not at any time own assets not encumbered by Liens equal to less than 150% of the aggregate outstanding principal amount of debt not secured by Liens on our properties.

We will not incur debt if the ratio of Consolidated Income Available for Debt Service (as defined in the indenture) to the Annual Service Charge (as defined in the indenture) for the four consecutive fiscal quarters most recently ended prior to the date on which this additional debt is to be incurred will have been less than 1.5:1, on a pro forma basis and calculated as described in the indenture.

MERGER, CONSOLIDATION AND SALE OF ASSETS

We cannot consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation unless:

o        we will be the surviving entity; or

o the successor corporation, if other than us, expressly assumes all of our obligations under the debt securities and the indenture, and immediately after that transaction no default under the indenture will occur and be continuing.


                              PLAN OF DISTRIBUTION

We may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer's allowance or agent's commission.

An underwriting agreement will entitle the underwriters to indemnification against specified civil liabilities under the federal securities laws and other laws. The underwriters' obligations to purchase securities will be subject to specified conditions and generally will require them to purchase all of the securities if any are purchased.

Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.

We may also offer securities through agents. Agents generally act on a "best efforts" basis during their appointment, meaning that they are not obligated to purchase securities.

Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the federal securities laws and other laws.

We or the underwriters or the agent may solicit offers by institutions approved by us to purchase securities under contracts providing for further payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Certain conditions apply to those purchases.

An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in any activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.

The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.


                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred distributions for each of our last five fiscal years and the nine months ended September 30, 1999 are presented below. We computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. We computed our ratios of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and preferred share dividend requirements. For these purposes, earnings have been calculated by adding fixed charges to income from operations before income taxes. Fixed charges consist of interest costs, the interest portion of rental expense, other than on capital leases, estimated to represent the interest factor in this rental expense and the amortization of debt discounts and issue costs.


                                                                                           Nine months
                                                    Year ended December 31,                   ended
                                      --------------------------------------------------   September 30,
                                      1998        1997(1)   1996(2)     1995       1994       1999(3)
                                      ----        -------   -------     -----      -----   -------------
Ratio of earnings to fixed charges    1.81x       2.13x      1.20x      1.35x      1.60x      1.63x

Ratio of earnings to combined
fixed charges and preferred share
dividends                             1.70x       2.13x      1.20x      1.35x      1.60x      1.57x

(1) Earnings include a $10,170,000 impact related to gain on sales of properties. Excluding this impact, these ratios would be 1.83x.

(2) Earnings include a $(5,351,000) impact from the extinguishment of hedges upon debt refinancing. Excluding the impact, these ratios would be 1.44x.

(3) Earnings include a $2,979,000 impact related to gain on sales of properties. Excluding this impact, these ratios would be 1.58x and 1.52x.

      FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT

The following is a general summary of the material federal income tax considerations associated with an investment in the securities. The summary is based on current law. It is not tax advice and presents general information only. The summary does not deal with particular types of securityholders that are subject to special treatment under the Internal Revenue Code, such as insurance companies, financial institutions and broker-dealers. In addition, the summary is not exhaustive of all possible tax considerations. Your actual tax consequences as a taxpayer can be complicated and will depend on your specific situation, including variables you cannot control. You should consult your own tax advisor for a full understanding of the tax consequences of the purchase, holding and sale of the securities. You should also consult your tax advisor to determine the effect of any potential changes in applicable tax laws. The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and the summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion is based upon current law and on representations from us concerning our compliance with the requirements for qualification as a REIT.

WE URGE YOU, AS A PROSPECTIVE INVESTOR, TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU OF THE PURCHASE, HOLDING AND SALE OF OUR SECURITIES.

We have elected to be taxed as a REIT under the Internal Revenue Code since our taxable year ended December 31, 1993. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that these requirements will be met in the future.

We have not requested a ruling from the Internal Revenue Service regarding our REIT status. However, we have received an opinion from the law firm of Locke Liddell & Sapp LLP to the effect that:

o we have met the requirements for qualification and taxation as a REIT for each taxable year commencing with the taxable year ended December 31, 1993;

o our diversity of equity ownership, operations through the date of the opinion and proposed method of operation should allow us to qualify as a REIT for the taxable year ending December 31, 1999; and

o the discussion regarding "Federal Income Tax Considerations and Consequences of Your Investment" set forth in this section, to the extent that it describes matters of law or legal conclusions, is correct in all material respects.

The opinion is expressed as of its date and Locke Liddell & Sapp LLP has no obligation to advise us of any change in applicable law or of any matters stated, represented or assumed, after the date of this opinion.

You should be aware that opinions of counsel are not binding upon the Internal Revenue Service or any court. Our opinion of counsel is based upon factual representations and covenants made by us regarding the past, present and future conduct of our business operations. Furthermore, our opinion of counsel regarding our continued qualification as a REIT is conditioned upon, and our continued qualification as a REIT will depend on, our ability to meet, through actual annual operating results, the various REIT qualification tests under the Internal Revenue Code.

In addition, we cannot assure you that new legislation, regulations or administrative interpretations will not change the tax laws with respect to our qualification as a REIT or any other matter discussed herein.

FEDERAL INCOME TAXATION OF THE COMPANY

As long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow us to deduct dividends paid to our shareholders. The deduction for dividends paid to shareholders substantially eliminates the federal "double taxation" on earnings, once at the corporate level and once again at the shareholder level.

Even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

o We will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gain.

o Under some circumstances, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference.

o We will be taxed at the highest corporate rate on our net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business and other non-qualifying income from foreclosure property. Foreclosure property is, in general, any real property and any personal property incident to real property acquired through foreclosure or deed in lieu of foreclosure.

o We will be subject to a 100% tax on any net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

o If we fail to satisfy the gross income tests under the REIT provisions of the Internal Revenue Code, but have maintained our qualification as a REIT, we will be subject to a tax equal to 100% of the net income attributable to the greater of the amount by which we fail these tests, multiplied by a fraction intended to reflect our profitability.

o If we fail to distribute during each year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

o If (a) we acquire any asset from a C corporation, which is a corporation subject to full corporate level tax, in a carryover-basis transaction, and (b) we subsequently recognize gain on the disposition of this asset during the 10-year period beginning on the date on which we acquire the asset, then the excess of the fair market value of the asset as of the beginning of the 10-year period over our adjusted basis in the asset at that time will be subject to tax at the highest regular corporate rate.

REIT QUALIFICATION

Organizational Requirements. The Internal Revenue Code defines a REIT as a corporation, trust or association that meets the following conditions:

1.       it is managed by one or more trustees or directors;

2. its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3. it would be taxable as a domestic corporation but for the REIT requirements;

4.       it is neither a financial institution nor an insurance company;

5.       its beneficial ownership is held by 100 or more persons; and

6. during the last half of each taxable year, five or fewer individuals do not own, directly or indirectly, more than 50% in value of its outstanding stock, taking into account applicable attribution rules.

In addition, other tests, described below, regarding the nature of income and assets of the REIT also must be satisfied. The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and particular other tax-exempt entities are treated as individuals, subject to an exception in the case of condition (6) that looks through the fund or entity to actual participants of the fund or beneficial owners of the entity in determining the number of owners of the outstanding stock.

Our declaration of trust currently includes restrictions regarding transfers of capital shares, which restrictions are intended, among other things, to assist us in continuing to satisfy conditions (5) and (6). In rendering its opinion that we have met the requirements for qualification and taxation as a REIT, Locke Liddell & Sapp LLP is relying on our representations that the ownership of our capital shares will satisfy conditions (5) and (6). There can be no assurance, however, that the restrictions in our declaration of trust will, as a matter of law, preclude us from failing to satisfy those conditions or that a transfer in violation of those restrictions would not cause us to fail these conditions.

If a REIT owns a qualified REIT subsidiary, the Internal Revenue Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes. Thus, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and these items of the REIT itself. When we use the term "qualified REIT subsidiary," we mean a corporation in which all of its shares are held by the REIT. We own, directly or indirectly, 100% of the shares of several corporations which constitute qualified REIT subsidiaries. Thus, all of the assets, liabilities and items of income, deduction and credit of these qualified REIT subsidiaries will be treated as our assets and liabilities and our items of income, deduction and credit. Unless the context requires otherwise, all references to "we," "us" and "our company" in this "Federal Income Tax Considerations and Consequences of Your Investment" section, refer to Camden Property Trust and its qualified REIT subsidiaries.

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to this share. A REIT's proportionate share of the assets of the partnership will be determined based on the REIT's capital interest in the partnership. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of Camden Operating, L.P. and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this section. The assets, liabilities and items of income of Camden Operating, L.P. include Camden Operating, L.P.'s share of the assets and liabilities and items of income with respect to any entity taxable as a partnership in which it holds an interest.

Income Tests. In general, in order to qualify as a REIT, we must derive at least 95% of our gross income from real estate sources and passive investments. We must also derive at least 75% of our gross income from real estate sources. Rent derived from leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. First, a lease may not have the effect of giving us a share of the income or profits of the lessee. Second, the rent attributable to a personal property that is leased in connection with a lease of real property must not exceed 15% of the total rent received under the lease. The rent attributable to personal property under the lease is determined based on the average adjusted bases of the personal property at the beginning and the end of each tax year as compared to the average adjusted bases of the personal property and real property subject to the lease at the beginning and the end of the tax year. Any personal property rents in excess of the foregoing 15% threshold will not qualify as rents from real property. Third, rents received from a related party tenant will not qualify as rents from real property. For these purposes, a tenant will be a related party tenant if the REIT, directly or indirectly, actually or constructively, owns 10% or more of the tenant. Fourth, the REIT generally must not operate or manage its property or furnish or render services to tenants. However, the REIT may provide customary services or provide non-customary services through an independent contractor who is adequately compensated and from whom the REIT derives no income. Also, for tax years beginning after August 5, 1997, the REIT may provide non-customary services with respect to its properties as long as the income from the provision of these services with regard to each property does not exceed 1% of all amounts received by the REIT from each property. Finally, all leases must also qualify as "true" leases for federal income tax purposes, and not as service contracts, joint ventures or other types of arrangements.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. These relief provisions generally will be available if:

o our failure to meet these tests was due to reasonable cause and not due to willful neglect;

o we attach a schedule of the sources of our income to our federal income tax return; and

o any incorrect information on the schedule is not due to fraud with intent to evade tax.

It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on such income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if we failed the 30% gross income test in a taxable year beginning on or before January 1, 1997, and any failure to so qualify would have caused us to fail to qualify as a REIT.

Asset Tests. On the last day of each calendar quarter, we must meet two tests concerning the nature of our assets. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items, including receivables, and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and particular options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, no more than 25% of our total assets may be represented by securities, other than securities in the 75% asset class. With regard to these securities, we may not hold 10% or more of the voting securities of a corporate issuer, other than our wholly-owned corporate subsidiaries, or invest more than 5% of our assets in securities of any corporate issuer, other than our wholly-owned corporate subsidiaries. We must satisfy the asset tests at the close of each quarter. If we fail an asset test as of the close of the quarter due to the acquisition of securities or other property during the quarter, we may satisfy this test by disposing of the securities or other property within the 30-day period following the close of that quarter. We cannot assure you that the Internal Revenue Service will not challenge our compliance with these tests. If we hold assets in violation of the applicable asset tests, we would be disqualified as a REIT.

Other Restrictions. The REIT requirements impose a number of other restrictions on our operations. For example, any net income that we derive from sales of property in the ordinary course of business, other than inventory acquired by reason of some foreclosures, is subject to a 100% tax unless eligible under a safe harbor.

Distributions. Due to minimum distribution requirements, we must generally distribute each year an amount at least equal to:

o the sum of (a) 95% of our REIT taxable income, as computed without regard to the dividends-paid deduction or our capital gains, and (b) 95% of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property; minus

o        the sum of specific items of noncash income.

This distribution must be paid in the taxable year to which it relates, or in the following taxable year, if declared before we timely file our federal income tax return for that year and if paid on or before the first regular dividend payment after that declaration. Capital gain dividends are not included in the calculation to determine whether we satisfy the above-described distribution requirement. In general, a capital gain dividend is a dividend attributable to net capital gain recognized by us and properly designated as such.

Even if we satisfy the foregoing distribution requirement, to the extent that we do not distribute all of our net capital gain or REIT taxable income as adjusted, we will be subject to tax on this gain or income at a regular capital gains or ordinary corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of:

o        85% of our ordinary income for that year;

o        95% of our capital gain net income for that year; and

o        any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Typically, our REIT taxable income is less than our cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 95% distribution requirement. However, from time to time, we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute a greater amount as may be necessary to avoid income and excise taxation. This may occur because of:

o timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and the deduction of these expenses in arriving at our taxable income, or

o as a result of nondeductible expenditures, such as principal amortization or capital expenditures, including any reinvestment of proceeds received from the sale of our properties, other than in a tax-free exchange, in excess of noncash deductions.

If these timing differences occur, or if our nondeductible expenditures exceed our noncash deductions, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the dividend requirement.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to these dividends as "deficiency dividends." Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest and any applicable penalties based upon the amount of any deficiency.

FAILURE TO QUALIFY AS A REIT

If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, the following consequences will occur:

o we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;

o        we will be unable to deduct distributions to our shareholders;

o        we will not be required to make shareholder distributions;

o to the extent that we make distributions from our current and accumulated earnings and profits, the distributions will be dividends, taxable to our shareholders as ordinary income;

o subject to the limitations of the Internal Revenue Code, our corporate shareholders may be eligible for the dividends-received deduction; and

o unless we are entitled to relief under specific statutory provisions, we will be disqualified from qualification as a REIT for the four taxable years following the year during which qualification is lost.

It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

As used below, the term "U.S. Shareholder" means a security holder who for United States federal income tax purposes:

o        is a citizen or resident of the United States;

o is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

o is an estate the income of which is subject to United States federal income taxation regardless of its source; or

o is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

However, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, will also be considered U.S. Shareholders.

Distributions Generally. As long as we qualify as a REIT, any distributions that we make to our shareholders out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. For purposes of determining whether the distributions we make to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to common shares.

To the extent that we make a distribution to a U.S. Shareholder, other than a capital gain dividend, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital with respect to the U.S. Shareholder's shares. This will reduce the U.S. Shareholder's adjusted basis and, to the extent that the distribution exceeds the U.S. Shareholder's adjusted basis in its shares, the excess portion of the distribution will be taxable to the U.S. Shareholder as gain realized from the sale of the shares.

The Internal Revenue Service will deem us to have sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any deficiency dividend will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, shareholders may be required to treat particular distributions that would otherwise result in a tax-free return of capital as taxable dividends.

If we make distributions to a shareholder in excess of the U.S. Shareholder's adjusted basis in its shares, and if these shares have been held as a capital asset, the distributions will be taxable as capital gains. If held for more than one year, this gain will be taxable as long-term capital gain.

If (a) we declare dividends in October, November, or December of any year that are payable to shareholders of record on a specified date in any of these months, and (b) we actually pay the dividend on or before January 31 of the following calendar year, we will treat such dividends as both paid by us and received by the shareholders on December 31 of that year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Shareholders as long-term capital gains to the extent that they do not exceed our actual net capital gain for the taxable year without regard to the period for which the U.S. Shareholder has held its shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will not be treated as passive activity income. As a result, U.S. Shareholders generally will not be able to apply any "passive losses" against this income or gain. Generally, our distributions that do not constitute a return of capital will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will generally not be treated as investment income.

Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains received during the year. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we elect to retain net long-term capital gains, a U.S. Shareholder generally would:

o subject to limitations, include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

o be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder's long-term capital gains;

o        receive a credit or refund for the amount of tax deemed paid by it;

o increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

o in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service.

SALE OF SHARES

U.S. Shareholders who sell or exchange shares will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or exchange and the holder's adjusted basis in the shares for tax purposes. If the shares were held as a capital asset, then this gain or loss will be capital gain or loss. If the shares were held for more than one year, the capital gain or loss will be long-term capital gain or loss. However, if the shares were held for six months or less and a U.S. Shareholders recognizes loss upon the sale or exchange of shares, the loss will be treated as a long-term capital loss, to the extent the U.S. Shareholders received distributions from us that were required to be treated as long-term capital gains.

TAXATION OF DEBT SECURITIES

Stated Interest and Market Discount. Holders of debt securities will be required to include stated interest on the debt securities in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. Purchasers of debt securities should be aware that the holding and disposition of debt securities may be affected by the market discount provisions of the Internal Revenue Code. These rules generally provide that if a holder of a debt security purchases it at a market discount and thereafter recognizes gain on a disposition of the debt security, including a gift or payment on maturity, the lesser of the gain or appreciation, in the case of a gift, and the portion of the market discount that accrued while the debt security was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt security's stated principal amount. The market discount rules also provide that a holder who acquires a debt security at a market discount and who does not elect to include the market discount in income on a current basis may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debt security until the holder disposes of the debt security in a taxable transaction.

A holder of a debt security acquired at a market discount may elect to include the market discount in income as the discount on the debt security accrues, either on a ratable accrual basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Securities and Exchange Commission or the Internal Revenue Service. If a holder of a debt security elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or particular other dispositions of such debt security and the deferral of interest deductions on indebtedness related to such debt security would not apply.

Amortizable Bond Premium. Generally, if the tax basis of a debt security held as a capital asset exceeds the amount payable at maturity of the debt security, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct the amortized premium over the period from the holder's acquisition date to the debt security's maturity date. A holder who elects to amortize bond premium must reduce the tax basis in the related debt security by the amount of the aggregate deductions allowable for amortizable bond premium.

The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult its tax advisor as to the consequences of the treatment of this premium as an offset to interest income for federal income tax purposes.

Disposition. In general, a holder of a debt security will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the debt security. The gain or loss is measured by the difference between (a) the amount of cash and the fair market value of property received and (b) the holder's tax basis in the debt security as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the debt security. However, the amount of cash and the fair market value of other property received excludes cash or other property attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income. Subject to the market discount and amortizable bond premium rules described above, any gain or less will generally be long-term capital gain or loss, provided the debt security was a capital asset in the hands of the holder and had been held for more than one year.

BACKUP WITHHOLDING ON DEBT SECURITIES AND SHARES

Under the backup withholding rules, a domestic holder of debt securities or shares may be subject to backup withholding at the rate of 31% with respect to interest or dividends paid on, and gross proceeds from the sale of, the securities unless the holder (a) is a corporation or comes within other specific exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of debt securities or shares who does not provide us with its current taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder's federal income tax liability.

We will report to holders of debt securities or shares and the Internal Revenue Service the amount of any interest or dividends paid and any amount withheld with respect to the debt securities or shares during the calendar year.

EFFECT OF TAX STATUS OF CAMDEN OPERATING, L.P. ON REIT QUALIFICATION

A substantial portion of our investments are through Camden Operating, L.P. (formerly Paragon Group L.P.). Camden Operating, L.P. may involve special tax considerations. These considerations include:

o the allocations of income and expense items of Camden Operating, L.P., which could affect the computation of our taxable income;

o the status of Camden Operating, L.P. as a partnership, as opposed to an association taxable as a corporation for income tax purposes; and

o the taking of actions by Camden Operating, L.P. that could adversely affect our qualification as a REIT.

In addition, Camden Operating, L.P. owns properties through subsidiary entities taxable as partnerships for federal income tax purposes. These entities have been structured in a manner that is intended to qualify them for taxation as partnerships for federal income tax purposes. If Camden Operating, L.P. or any of the foregoing entities in which Camden Operating, L.P. has an interest were treated as an association taxable as a corporation, we would fail to qualify as a REIT.

TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES

When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to this contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. We will refer to this allocation as the "book-tax difference." These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

In connection with the formation of Camden Operating, L.P., appreciated property was contributed to Camden Operating, L.P. Consequently, the Third Amended and Restated Agreement of Limited Partnership of Camden Operating, L.P. requires tax allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code. The Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences for property contributed on or after December 21, 1993, including the retention of the traditional method that was available under prior law or the election of particular alternative methods. Camden Operating, L.P. has elected the traditional method of Section 704(c) allocations. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of Camden Operating, L.P. could cause us (a) to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of the contribution and (b) to be allocated taxable gain in the event of a sale of such contributed interests in our properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in Camden Operating, L.P. These allocations possibly could cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with REIT distribution requirements. However, we do not anticipate that this adverse effect will occur.

Interests in the properties purchased by Camden Operating, L.P., other than in exchange for interests in Camden Operating, L.P., were acquired with an initial tax basis equal to their fair market value. Thus, Section 704(c) of the Internal Revenue Code will not apply to these interests.

SPECIAL TAX CONSIDERATIONS OF NON-U.S. SHAREHOLDERS AND POTENTIAL TAX CONSEQUENCES OF THEIR INVESTMENT

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. IF YOU ARE A PROSPECTIVE NON-U.S. SHAREHOLDER, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT BY YOU IN THE SECURITIES, INCLUDING ANY REPORTING REQUIREMENTS.

Distributions not Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. Distributions to non-U.S. Shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gains dividends will be treated as dividends and result in ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares or preferred shares is treated as effectively connected with the non-U.S. Shareholder's conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to these distributions. In the case of a non-U.S. Shareholder that is a non-U.S. corporation, the holder may also be subject to the 30% branch profits tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. Shareholder to the extent that these distributions do not exceed the adjusted basis of the non-U.S. Shareholder's common shares or preferred shares, but rather will reduce the adjusted basis of these shares. To the extent that these distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. Shareholder's shares, these distributions will give rise to tax liability if the non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its shares.

Distributions Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under the Foreign Investment in Real Property Tax Act, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. Shareholder as if this gain was effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to the Foreign Investment in Real Property Tax Act also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption.

Withholding Obligations from Distributions to Non-U.S. Shareholders. Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the Internal Revenue Service, (a) 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends and (b) 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. Under final Treasury Regulations, generally effective for distributions on or after January 1, 2000, a distribution in excess of our earnings and profits will be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If we withhold an amount of tax with respect to a distribution to a non-U.S. Shareholder in excess of the shareholder's U.S. tax liability with respect to this distribution, the non-U.S. Shareholder may file for a refund of the excess from the Internal Revenue Service. Furthermore, the U.S. Treasury Department has issued final Treasury Regulations governing information reporting and certification procedures regarding withholding and backup withholding on some amounts paid to non-U.S. Shareholders. These withholding regulations, which will apply to covered payments after December 31, 1999, may alter the procedure for claiming the benefits of an income tax treaty.

Sales of Common Shares or Preferred Shares by a Non-U.S. Shareholder. Gain recognized by a non-U.S. Shareholder upon a sale of its common shares or preferred shares generally will not be taxed under the Foreign Investment in Real Property Tax Act of 1980 if we are a domestically controlled REIT. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. It is currently anticipated that we will be a domestically controlled REIT, and, therefore, sales of common shares or preferred shares will not be subject to taxation under the Foreign Investment in Real Property Tax Act. However, because our common shares and preferred shares will be traded publicly, we may not continue to be a domestically controlled REIT. Furthermore, gain not subject to the Foreign Investment in Real Property Tax Act will be taxable to a non-U.S. Shareholder if
(a) investment in the common shares or preferred shares is effectively connected with the non-U.S. Shareholder's U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (b) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of common shares or preferred shares were to be subject to taxation under the Foreign Investment in Real Property Tax Act, the non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to this gain. The non-U.S. Shareholder may, however, be subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. In addition, a purchaser of common shares or preferred shares subject to taxation under the Foreign Investment in Real Property Tax Act would generally be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition by a non-U.S. Shareholder. Any amount withheld would be creditable against the non-U.S. Shareholder's Foreign Investment in Real Property Tax Act tax liability.

STATE AND LOCAL TAX

We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or you transact business, own property or reside. Our and your tax treatment in these jurisdictions may differ from the federal income tax treatment described above. Consequently, as a prospective investor, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our debt securities and shares.

RECENT LEGISLATION

On December 17, 1999, the President signed into law the Ticket to Work and Work Incentives Improvement Act of 1999, which contains changes in federal income tax laws that, beginning after December 31, 2000, will affect REITs. Under the new legislation, REITs may own stock in "taxable REIT subsidiaries," corporations that may provide services to tenants of the REIT and others without disqualifying the rents that the REIT receives from its tenants. A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. Although a REIT may own up to 100% of the stock of a taxable

REIT subsidiary, (i) the value of all securities in taxable REIT subsidiaries held by the REIT may not exceed 20% of the value of the total assets of the REIT; and (ii) any dividends received by the REIT from its taxable REIT subsidiaries will not constitute qualifying income under the 75% income test. In addition, the new legislation limits the deduction of interest paid by a taxable REIT subsidiary to the REIT and limits the amount of rental payments that may be made by a taxable REIT subsidiary to the REIT.

The new legislation imposes a tax on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

o Redetermined rents do not include amounts received directly or indirectly by a REIT for customary services.

o Redetermined rents do not include de minimus payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

o The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

o The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT's property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

o The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary's direct cost of rendering the services.

o The Secretary has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arms' length basis even though a taxable REIT subsidiary provided services to the tenants.

Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

Under the new legislation, a REIT will be prohibited from owning more than 10%, by vote or by value, of the securities, other than specified debt securities, of a non-REIT C corporation. This does not, however, apply to taxable REIT subsidiaries, qualified REIT subsidiaries and non-qualified corporate subsidiaries in which the REIT does not own more than 10% of the voting securities, provided the non-qualified subsidiary was established on or before July 12, 1999, does not engage in a new line of business or acquire any substantial asset (other than pursuant to a binding contract in effect as of July 12, 1999, a tax-free exchange, an involuntary conversion or a reorganization with another non-qualified corporate subsidiary) and the REIT does not acquire any new securities in such subsidiary (other than pursuant to a binding contract in effect as of July 12, 1999 or a reorganization with another non-qualified corporate subsidiary). Under the new legislation, a REIT may convert existing non-qualified corporate subsidiaries into taxable REIT subsidiaries in a tax-free reorganization at any time prior to January 1, 2004.

Under the new legislation, the 95% distribution requirement discussed above is reduced to 90% of REIT taxable income.

Under the new legislation, the basis for determining whether more than 15% of the rents is received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant, rather than the adjusted basis of such personal property compared to the adjusted basis of all such property.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

The Internal Revenue Service has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except for the tax-exempt shareholders described below, if a tax-exempt shareholder does not hold its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, then dividend income received from us will not be unrelated business taxable income to the tax-exempt shareholder. Generally, shares will be "debt financed property" if the exempt holder financed the acquisition of the shares through a borrowing. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt shareholder has held its shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in its trade or business.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Internal Revenue Code
Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for specified purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements. However, a portion of the dividends paid by a "pension held REIT" will be treated as unrelated business taxable income to any trust that:

o        is described in Section 401(a) of the Internal Revenue Code;

o        is tax-exempt under Section 501(a) of the Internal Revenue Code; and

o        holds more than 10% by value of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

A REIT is a "pension held REIT" if:

o it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust rather than by the trust itself; and

o either, (1) at least one such qualified trust holds more than 25% by value of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% by value of the interests in the REIT, holds in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

o the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on its unrelated business taxable income, to

o        the total gross income of the REIT.

A de minimus exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

                                  LEGAL MATTERS

Unless otherwise noted in a supplement, Locke Liddell & Sapp LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.

                                     EXPERTS

The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from Camden Property Trust's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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                                  $100,000,000

                             CAMDEN PROPERTY TRUST

                          (CAMDEN PROPERTY TRUST LOGO)

                              6.75% NOTES DUE 2010

                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                               SEPTEMBER 7, 2001
                         ------------------------------

                           SOLE BOOK-RUNNING MANAGER

                         BANC OF AMERICA SECURITIES LLC

                             COMMERZBANK SECURITIES
                           DEUTSCHE BANC ALEX. BROWN
                          FIRST UNION SECURITIES, INC.
                                    JPMORGAN
                             LEGG MASON WOOD WALKER
       INCORPORATED

                           MCDONALD INVESTMENTS INC.
                           PNC CAPITAL MARKETS, INC.
                      WELLS FARGO BROKERAGE SERVICES, LLC

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